UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-50841

51job, Inc.

(Translation of registrant’s name into English)

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51JOB, INC.

	By:	/s/ Rick Yan
Name: Rick Yan
Title: President and Chief Executive Officer

Date: November 13, 2017

EXHIBIT INDEX

Exhibit	Description

99.1	Press release regarding third quarter 2017 unaudited financial results dated November 9, 2017

99.2	Notice of Annual General Meeting of Members of 51job, Inc. dated November 13, 2017

99.3	Proxy Statement for 2017 Annual General Meeting of Members of 51job, Inc.

99.4	Form of Proxy Form and Written Consent for Holders of Common Shares